UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                SCHEDULE 13G


                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. )*



                            The Italy Fund Inc.
                              (Name of Issuer)


                                Common Stock
                      (Title and Class of Securities)


                                 465395101
                               (CUSIP Number)


                             February 17, 1999
                    (Date of Event which Requires filing
                             of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[ ] Rule 13d-1(b)
[x] Rule 13d-1(c)
[ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.:     465395101

1.   NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS.
     OF ABOVE PERSONS

          Mira, L.P., 13-4045633

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [  ]
                                                                  (b) [ X]

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION                         Delaware, USA

5.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
     PERSON WITH SOLE VOTING POWER                                484,000

6.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
     PERSON WITH SHARED VOTING POWER                                    0

7.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
     PERSON WITH SOLE DISPOSITIVE POWER                           484,000

8.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
     PERSON WITH SHARED DISPOSITIVE POWER                               0

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON                                                       484,000

10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES                                               [ ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)            5.165%

12.  TYPE OF REPORTING PERSON                                     PN


Item 1.

     The name of the issuer is The Italy Fund Inc. The address of the issuer's principal executive offices is 388 Greenwich Street, 22nd Floor, New York, New York 10013.

Item 2.

     The name of the person filing is Mira, L.P. ("Mira"). The address of Mira's principal business office is One Chase Manhattan Plaza, 42nd Floor, New York, New York 10005. Mira is a limited partnership organized under the laws of the State of Delaware.

     This statement relates to shares of Common Stock, par value $0.01 per share (the "Common Stock"). CUSIP Number: 465395101

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

         This Item 3 is not applicable.

Item 4. Ownership

     Mira is the beneficial owner of 484,000 shares of Common Stock, which constitutes approximately 5.165% of the outstanding shares of Common Stock. Mira has the sole power to vote or direct the vote of all 484,000 shares, and the sole power to dispose or to direct the

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disposition of all 484,000 shares. There are zero shares as to which Mira shares the power to vote or direct the vote of the Common Stock, and zero shares as to which Mira shares the power to dispose or to direct the disposition of the Common Stock .

Item 5. Ownership of Five Percent or Less of a Class

        This Item 5 is not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

        This Item 6 is not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

        This Item 7 is not applicable.

Item 8. Identification and Classification of Members of the Group

        This Item 8 is not applicable.

Item 9. Notice of Dissolution of Group

        This Item 9 is not applicable.

Item 10. Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                 Dated:  February 26, 1999
                                                                Mira, L.P.

                                                 /s/  Terence S. Leighton
                                                 By:Terence S. Leighton
                                                 Title:Vice President